

October 2, 2012

<u>Via E-mail</u>
Mr. Louis Scafuri
Chief Executive Officer
Syneron Medical Ltd.
Industrial Zone, Tavor Building P.O. Box 550
Yokneam Illit 20692 ISRAEL

  Re: Syneron Medical Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed March 29, 2012
    File No. 1-34559

Dear Mr. Scafuri:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kevin L. Vaughn

         Kevin L. Vaughn
         Accounting Branch Chief